January 28, 2010

VIA EDGAR

Kevin Woody, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	DiamondRock Hospitality Company Schedule 14A Filed March 3, 2009 File No. 1-32514

Dear Mr. Woody:

This letter is submitted on behalf of DiamondRock Hospitality Company (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule 14A, filed March 3, 2009 (the “Schedule 14A”) as set forth in your letter, dated January 27, 2010 (the “Comment Letter”), to Mr. Sean M. Mahoney, Executive Vice President and Chief Financial Officer of the Company.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Schedule 14A — Definitive Proxy Statement

Compensation Discussion and Analysis, page 13

1.	We have reviewed your response to comment 3 in our letter dated November 30, 2009. We note that you used a “special competitive set” in your evaluation of your executive chairman’s compensation for 2009. Please confirm that in future filings you will disclose the names of the peer companies to which you compare your executive chairman’s compensation.

Response:

The Company confirms that it will disclose the names of the peer companies to which it compares its executive chairman’s compensation in future filings.

* * *

Securities and Exchange Commission

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 240-744-1188, by facsimile transmission at 240-744-1199 or by
e-mail at btennis@drhc.com.

Sincerely,

William J. Tennis
Executive Vice President, General Counsel and
Corporate Secretary

Cc:	Mark W. Brugger Sean M. Mahoney (DiamondRock Hospitality Company) Suzanne Lecaroz Heather Zuzenak (Goodwin Procter LLP)